                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 11-K

/X/ Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the fiscal year ending December 30, 2001.

                                      OR

/_/ Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.     Full title of the Plan:

       Mail-Well Corporation 401(k) Savings Retirement Plan


B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

       Mail-Well, Inc.
       8310 South Valley Highway
       Suite 400
       Englewood, Colorado 80112

MAIL-WELL CORPORATION 401(K)

SAVINGS RETIREMENT PLAN

Financial Statements and Supplemental Schedule
For the year ended December 30, 2001

            Mail-Well Corporation 401(k) Savings Retirement Plan

                            Financial Statements
                          and Supplemental Schedule


                        Year ended December 30, 2001





                                  CONTENTS

Report of Independent Auditors..............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statement of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements...............................................4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)..............10

                       Report of Independent Auditors

The Trustees and Participants of
   Mail-Well Corporation 401(k)
   Savings Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Mail-Well Corporation 401(k) Savings Retirement Plan as of December 30, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) at December 30, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           ERNST & YOUNG LLP

Denver, Colorado
July 8, 2002

                           Mail-Well Corporation 401(k) Savings Retirement Plan

                             Statements of Net Assets Available for Benefits



                                                                                   DECEMBER 30,
                                                                             2001                2000
                                                                     ----------------------------------------
Investments, at fair value:
   Mutual Funds                                                          $213,143,296        $190,040,999
   Mail-Well Common Stock                                                   7,066,964           5,342,272
   Participant loans                                                        7,769,579           6,754,620
                                                                     ----------------------------------------
Total investments                                                         227,979,839         202,137,891

Cash                                                                               --               2,833

Receivables:
   Employee contributions                                                   1,031,537             434,772
   Employer contributions                                                     368,362             145,051
                                                                     ----------------------------------------
Total receivables                                                           1,399,899             579,823
                                                                     ----------------------------------------
Net assets available for benefits                                        $229,379,738        $202,720,547
                                                                     ========================================


See accompanying notes.

            Mail-Well Corporation 401(k) Savings Retirement Plan

          Statement of Changes in Net Assets Available for Benefits

                        Year ended December 30, 2001


Investment income (loss):
   Net depreciation in fair value of investments                  $(23,068,732)
   Investment income                                                 5,415,530
   Interest on loans to participants                                   628,386
                                                              --------------------
Total investment loss                                              (17,024,816)

Contributions:
   Employee contributions                                           23,201,584
   Employer contributions                                            8,485,760
   Adjustments and forfeitures                                        (346,941)
                                                              --------------------
Total contributions                                                 31,340,403

Asset transfers from other plans                                    33,774,390

Distribution:
   Payment of benefits to participants                             (21,430,786)
                                                              --------------------
Total distribution                                                 (21,430,786)
                                                              --------------------
Increase in net assets available for benefits                       26,659,191

Net assets available for benefits, beginning of year               202,720,547
                                                              --------------------
Net assets available for benefits, end of year                    $229,379,738
                                                              ====================


See accompanying notes.

            Mail-Well Corporation 401(k) Savings Retirement Plan

                        Notes to Financial Statements

                              December 30, 2001


1. DESCRIPTION OF THE PLAN

The following description of the Mail-Well Corporation 401(k) Savings Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan was adopted effective February 24, 1994. The Plan is a salary deferral plan of Mail-Well Corporation (the "Company"). Effective December 1, 1999, the Plan was amended and restated to only include full-time salaried and nonunion hourly employees. The union employees began a new plan effective December 1, 1999.

The full-time salaried and nonunion hourly employees become eligible the first day of the month following one year of service with the Company.

CONTRIBUTIONS

Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan document and as limited by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's Board of Directors. No discretionary contributions were made to the Plan in 2001 or 2000.

ASSET TRANSFERS FROM OTHER PLANS

During 2000, certain other employee benefit plans of the Company were merged with the Plan. These assets were placed into the investment elections offered by the Plan at the employee's election.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of Company contributions and Plan earnings, and is charged with an allocation of administrative expenses.

            Mail-Well Corporation 401(k) Savings Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

A participant is 100% vested in his or her contributions at all times. Vesting in employer matching contributions occurs 20% for each year of service. Upon reaching five years of service, all employer matching contributions are fully vested. Years of service attributable to predecessor companies prior to such individual being employed by the Company are recognized in full for vesting purposes. All employer matching contributions become fully vested upon retirement, disability, or death of the participant.

INVESTMENT OPTIONS

Upon enrollment in the Plan, participants may elect to invest their contributions in any of 11 options managed by Putnam Investments: PIM Total Return, Algers Small Cap Fund, Growth Fund, Balanced Fund, Conservative Fund, Putnam International Growth Fund, Investors Fund, The George Putnam Fund of Boston, The Putnam Fund for Growth & Income, S&P 500 Fund, and Putnam Stable Value Fund; in addition, participants may elect to invest their contributions in the Mail-Well Stock Fund.

LOANS TO PARTICIPANTS

Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in the Plan. Such loans bear interest at the prime rate (as published in The Wall Street Journal) plus 1% and are collateralized by the participants' nonforfeitable interest in the Plan. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to a maximum of 15 years.

PAYMENT OF BENEFITS

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance with the Company until normal retirement age if their account balance is greater than $5,000. Benefits are recorded when paid. The Plan provides for advance distribution for hardship if certain conditions are met.

            Mail-Well Corporation 401(k) Savings Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

EXPENSES

Certain of the Plan's administrative expenses are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participant accounts. Participants pay fees for loans and withdrawals.

FORFEITURES

Upon termination by a participant, employer matching contributions that have not vested are used to offset administrative expenses. Any forfeitures remaining shall then be used to reduce employer contributions for the Plan year immediately following the Plan year in which the forfeiture occurs.

PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan recognizes income, expenses, and other changes in net assets available for benefits using the accrual method of accounting.

The Plan's investments are recorded in the financial statements at fair value based on published market value. Unrealized appreciation
(depreciation) of investments during the year is included in net appreciation (depreciation) in the fair value of investments. Realized gains and losses on sales of investments are determined on the average-cost basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

            Mail-Well Corporation 401(k) Savings Retirement Plan

3. FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 15, 1996, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator and the Plan's tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified and the related trust is tax exempt.

4. INVESTMENTS

The Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value during the year ended December 30, 2001 as determined by quoted market prices as follows:

    Mutual funds                                          $(23,214,844)
    Common stock                                               146,112
                                                      --------------------
                                                          $(23,068,732)
                                                      ====================

The following presents investments of the Plan's net assets at December 30:

                                                                            2001                2000
                                                                   -----------------------------------------
    Mutual Funds
      PIM Total Return                                                 $ 25,422,148         $ 18,860,625
      Algers Fund                                                         9,491,125           12,480,555
      Growth Fund                                                         4,438,436            3,177,898
      Balanced Fund                                                       9,231,025            5,040,916
      Conservative Fund                                                   1,195,192              818,392
      Putnam International Growth Fund                                   13,786,416           13,036,577
      Investors Fund                                                     45,480,783           47,370,210
      The George Putnam Fund of Boston                                   23,168,623           22,724,632
      The Putnam Fund for Growth & Income                                14,743,386           14,140,794
      S&P 500 Fund                                                       28,459,702           28,211,061
      Putnam Stable Value Fund                                           37,726,460           24,179,339
    Mail-Well Common Stock                                                7,066,964            5,342,272
    Participant loans                                                     7,769,579            6,754,620
                                                                   -----------------------------------------
    Total                                                              $227,979,839         $202,137,891
                                                                   =========================================

            Mail-Well Corporation 401(k) Savings Retirement Plan

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on the cash basis of accounting by the Plan trustee.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 30, 2001 and 2000:

                                                                     2002                   2001
                                                             --------------------   --------------------
    Net assets available for benefits per the financial
       statements                                                $229,379,738           $202,720,547
    Employer's contribution receivable                               (368,362)              (145,051)
    Participants' contributions receivable                         (1,031,537)              (434,772)
                                                             --------------------   --------------------
    Net assets available for benefits per the Form 5500          $227,979,839           $202,140,724
                                                             ====================   ====================

The following is a reconciliation of contributions to participant accounts per the financial statements to the Form 5500 for the year ended December 30, 2001:

                                                                          EMPLOYER            EMPLOYEE
                                                                       CONTRIBUTIONS       CONTRIBUTIONS
                                                                     ---------------------------------------

    Contributions made to participant accounts
       per the financial statements                                      $8,485,760          $23,201,584
    Contribution receivable not
       recorded on the Form 5500 at
       December 30, 2000                                                    145,051              434,772
    Contribution receivable not
       recorded on the Form 5500 at
       December 30, 2001                                                   (368,362)          (1,031,537)
    Forfeiture dollars used                                                (190,253)                   -
                                                                     ---------------------------------------
    Contributions made to participant accounts
       per the Form 5500                                                 $8,072,196          $22,604,819
                                                                     =======================================

            Mail-Well Corporation 401(k) Savings Retirement Plan

6. CONTINGENCIES

The Company is involved, from time to time, in litigation relating to the normal course of business. If the Company is unsuccessful in defending itself against claims directly attributable to the Plan, these expenses could be allocated to the Plan as a direct cost and could have a material impact on the operating results.

                             Mail-Well Corporation 401(k) Savings Retirement Plan

                                          EIN: 84-1250534, Plan: 001

                         Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                               December 30, 2001

                                                                              NUMBER             CURRENT
                   IDENTITY OF ISSUE/DESCRIPTION                            OF SHARES             VALUE
--------------------------------------------------------------------------------------------------------------

Mutual Funds of Putnam Investments
  *PIM Total Return                                                          2,444,437         $ 25,422,148
  *Algers Fund                                                                 626,064            9,491,125
  *Growth Fund                                                                 458,990            4,438,436
  *Balanced Fund                                                               935,261            9,231,025
  *Conservative Fund                                                           137,378            1,195,192
  *Putnam International Growth Fund                                            694,180           13,786,416
  *Investors Fund                                                            3,854,304           45,480,783
  *The George Putnam Fund of Boston                                          1,378,264           23,168,623
  *The Putnam Fund for Growth & Income                                         824,113           14,743,386
  *S&P 500 Fund                                                              1,010,643           28,459,702
  *Putnam Stable Value Fund                                                 37,726,460           37,726,460
*Mail-Well Common Stock                                                      1,556,600            7,066,964
*Participant loans, 7.0%-10.5%                                                       -            7,769,579
                                                                                          --------------------
Total                                                                                          $227,979,839
                                                                                          ====================

* Investments with a party in interest

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: July 12, 2002           Mail-Well Corporation 401(k) Savings Retirement
                              Plan

                              /s/ Roger Wertheimer

                              Roger Wertheimer
                              Secretary